UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67511

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __MSC-BD, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5 Centerpointe Drive, Suite 400
(No. and Street)

Lake Oswego	OR	97035
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Diamos	(404) 536-6984	adiamos@msc-bd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)
10/20/2003		677	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Charles Botchway_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____MSC-BD, LLC_____, as of _____12/31_____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MSC-BD, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2025
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MSC-BD, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Notes to Financial Statements



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MSC-BD, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MSC-BD, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cherry Bekaert LLP

We have served as MSC-BD, LLC's auditor since 2025.

Denver, Colorado
March 26, 2026

MSC-BD, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash	$	125,685
Accounts receivable		940
Other		13,640
Total Assets		**140,265**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	2,817
Deferred Revenue	50,000
Total Liabilities	**52,817**
MEMBER'S EQUITY	**87,448**
Total liabilities and member's equity	$ **140,265**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

MSC-BD, LLC (the "Company") is a Florida limited liability company formed on July 10, 2006. As a limited liability company, the member's liability is limited to its investment. The Company is a wholly owned subsidiary of Madison Street Capital, LLC (the "Member"), an Illinois limited liability company. The Company is a broker-dealer and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority and approved to conduct private placements and provide investment banking, mergers and acquisitions, and financial and capital advisory services to clients in various industries. The Company also offers its customers mutual funds and variable annuity products.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB"). The financial statements are presented in U.S. dollars and on the accrual basis of accounting and include all normal, recurring adjustments considered necessary for a fair presentation of the Company's financial position and results of operations. The financial statements have been prepared in conformity with the presentation and disclosure requirements applicable to non-carrying broker-dealers registered with the SEC and members of FINRA.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Revenue from Contracts with Customers

The Company generates revenue through contracts with customers that include private placement services, advisory services related to capital raising and mergers & acquisitions transactions, and commission-based activities. Revenue recognition is determined based on individual contract terms and follows the principles outlined under ASC 606, Revenue from Contracts with Customers. Revenue is recognized when the Company satisfies a performance obligation by transferring a promised service to a customer. This may occur at a point in time or over time, depending on the nature of the agreement. The recognition and measurement of revenue require significant judgment, particularly in assessing: The timing of performance obligation satisfaction—whether fulfilled at a point in time or over time; the allocation of transaction prices when multiple performance obligations exist within a contract; the appropriate measure of progress for contracts recognized over time; whether revenue should be reported gross or net of certain costs; the application of constraints on variable consideration, particularly in cases involving future uncertainties.

NOTE 1 -   *ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Revenue from Contracts with Customers (Continued)

Commission revenue is recognized at the point in time when an insurance policy is issued or renewed, as this represents the completion of the only performance obligation associated with such transactions.

Revenue from private placement and advisory services is generally recognized at the closing date of the transaction or upon contract termination, as these events mark the fulfillment of contractual obligations. However, certain advisory agreements require revenue recognition over time, particularly when the services provided are simultaneously delivered by the Company and consumed by the customer. Advisory agreements often include nonrefundable retainer fees and success fees, which may be either fixed or based on a percentage of the transaction value. In certain circumstances, significant judgment is required to determine the appropriate timing and measure of progress for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines it with other promised goods or services until a distinct bundle is identified. In some cases, this results in the entire contract being treated as a single performance obligation. Unfulfilled retainers are recorded as deferred revenue on the Statement of Financial Condition. The Company has evaluated its non-refundable retainers to ensure they correspond to distinct performance obligations. As of December 31, 2025, retainers received for engagements where performance obligations had not yet been satisfied amounted to $50,000. During the year ended December 31, 2025, the Company recognized as revenue the entire beginning balance of deferred revenue of $83,333 related to performance obligations that were satisfied during the period.

Certain retainer revenue is recognized at a point in time, specifically when specified deliverables are transferred to the customer. If a transaction does not reach completion or the engagement is not formally terminated, the portion of the retainer associated with satisfied performance obligations is recognized as revenue. For the year ended December 31, 2025, approximately $498,333 of retainer revenue was recognized under these conditions and is included in Investment Banking Revenue in the Statement of Operations.

Disaggregated revenue for the year ended December 31, 2025 was as follows:
Revenue from contracts with customers – Investment banking

Revenue type	Over time	Point in time	Total
Retainer Fees	$ 498,333	$ -	$ 498,333
Success Fees	-	690,000	690,000
Private Placement Fees	-	45,481	45,481
Total	**$ 498,333**	**$ 735,481**	**$ 1,233,814**

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue from Contracts with Customers (Continued)

Success fees are recognized upon transaction consummation, as this event satisfies the Company's only identified performance obligation.

The Company recognizes private placement fees upon the sale of each interest in an offering, as this event fulfills the performance obligation associated with the placement services.

The Company evaluates the collectability of revenue arising from contracts with customers by considering the customer's creditworthiness, historical payment experience, and current economic conditions at contract inception and on an ongoing basis. Any expected credit losses on contract assets and receivables are recognized using a current expected credit loss model and recorded in operations when identified, and no material expected credit losses were recorded for the year ended December 31, 2025.

Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates and assumptions are based on historical experience, industry trends, and other relevant factors, including expectations of future events that are believed to be reasonable under the circumstances. Due to the inherent uncertainty in making estimates, actual results may differ from these estimates. Management regularly reviews and updates its estimates as necessary, and any revisions are recognized in the period in which they become known.

Income Taxes

The Company is organized as a single-member limited liability company (LLC) and is treated as a disregarded entity for federal income tax reporting purposes. As a result, the Company does not file a separate income tax return. Instead, all income, deductions, and tax-related effects of the Company's operations are passed through to its Member, which is taxed as a partnership.

The Company follows the provisions of FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under these provisions, the Company is required to evaluate its tax positions to determine whether they are more likely than not to be sustained if examined by the relevant taxing authority. This evaluation includes considerations of the Company's entity classification as a pass-through entity and its decision not to file a separate return.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Based on its assessment, management has determined that the Company has no uncertain tax positions that would require recognition of a provision or liability for income taxes in the financial statements. The Company remains subject to examination by tax authorities for open tax years in accordance with applicable statutes of limitation.

Accounts Receivable

Accounts receivable represent non-interest-bearing, uncollateralized obligations due to the Company under the terms agreed upon with each customer. The Company evaluates the collectability of accounts receivable on an ongoing basis by analyzing historical collection experience, customer creditworthiness, and current economic conditions. Management conducts a regular review of outstanding balances to identify any potential credit losses. Based on this evaluation, the Company recorded no allowance for credit losses at the beginning or end of the year ended, December 31, 2025. No provision for credit losses was required or recorded for the year ended December 31, 2025.

Segment Reporting

The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM") responsible for evaluating the Company's performance and making strategic decisions. The CODM primarily utilizes net income as the key metric in assessing business performance and forecasting financial results. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies applied in measuring segment performance are consistent with those outlined in the summary of significant accounting policies. Entity-wide disclosures about products and services, geographic areas, and major customers (if applicable) are presented in the accompanying notes.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1, both as defined.

At December 31, 2025, the Company had net capital of $72,868, which was $67,868 above its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.72 to 1.00.

NOTE 3 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events the required disclosures and/or adjustments.

NOTE 4 - CONTINGENCIES

The Company is periodically subject to litigation and regulatory matters in the normal course of business. As of December 31, 2025, the Company is involved in one pending litigation matter in which it is named as a defendant, along with multiple other broker-dealers.

The pending litigation relates to the sale of investments in a family of Funds, where investors and regulators have alleged that the Funds operated as a Ponzi scheme. Additionally, it has been alleged that the organizers and officers of the Funds engaged in undisclosed fee arrangements and improperly diverted assets from the Funds. The Company facilitated the sale of approximately $2 million in investments in these Funds.

At this time, the outcome and potential financial impact of the litigation remain uncertain. The Company continues to monitor the matter closely and will assess any developments as they arise.

NOTE 5 - CONCENTRATIONS

Approximately 60% of the Company's investment banking revenue was earned from two customers, for the year ended December 31, 2025.

NOTE 6   -   RELATED PARTY TRANSACTIONS

The Company operates from office space provided by its president and chief compliance officer at no cost to the Company.

A sister company at times pays or assumes operating expenses of the Company for which it subsequently forgives the amount to which it is entitled to be reimbursed. During 2025, the sister company paid or assumed approximately $28,065 of such expenses of the Company which were forgiven by the sister company. This amount has been included as contributions within the accompanying Statement of Changes in Member's Equity.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.